Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 15, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph for a change in method of accounting for share-based compensation upon adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” on January 1, 2006), relating to the consolidated financial statements and financial statement schedule of Protection One, Inc., included in the Annual Report on Form 10-K of Protection One, Inc. for the year ended December 31, 2006, and to the use of our report dated March 15, 2007, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
Kansas City, Missouri
July 10, 2007